CSR ACQUISITION CORP.

1000 N. West Street, Suite 1200
Wilmington, Delaware 19801

August 17, 2020

VIA EMAIL & EDGAR

Timothy S. Levenberg

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	CSR Acquisition Corp. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-240277)

Dear Mr. Levenberg:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-240277) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on August 19, 2020 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Gregg Noel of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5234 and that such effectiveness also be confirmed in writing.

Very truly yours, CSR Acquisition Corp.

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins Title: Chief Executive Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Gregg A. Noel and P. Michelle Gasaway, Esq.

cc:	Kirkland & Ellis LLP
Christian O. Nagler, Esq. and Peter S. Seligson, Esq.